11019541

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8- 68188 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TBG CAPITAL, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Madison Avenue
(No. and Street)

| New York | NY | 10065 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Zucker (732) 536-4646
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
(Name – *if individual, state last, first, middle name*)

| 517 Route 1 South, Suite 4103 | Iselin | NJ | 08830 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Brian Zucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TBG Capital, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian Z
Signature

FINOP
Title

Michele Magno
Notary Public

MICHELE MAGNO
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES SEPT. 18, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplemental Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TBG CAPITAL, INC.
## (A DEVELOPMENT STAGE COMPANY)

## FINANCIAL STATEMENTS
## AND SUPPLEMENTAL INFORMATION
## PURSUANT TO RULE 17a-5 OF THE
## SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2010
## AND PERIOD FROM JANUARY 30, 2009
## (INCEPTION OF OPERATIONS) TO
## DECEMBER 31, 2010

# TBG CAPITAL, INC.
**(A DEVELOPMENT STAGE COMPANY)**

**CONTENTS**

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

330 7th Avenue
Suite 202
New York, NY 10001
212.867.1319

# INDEPENDENT AUDITORS' REPORT

To the sole Stockholder of
**TBG Capital, Inc.**

We have audited the accompanying statement of financial condition of **TBG Capital, Inc.** (a development stage company) (the "Company"), as of December 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year ended December 31, 2010 and for the period from January 30, 2009 (Inception of Operations) to December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **TBG Capital, Inc.** (a development stage company) as of December 31, 2010 and the results of its operations and its cash flows for the year ended December 31, 2010 and for the period from January 30, 2009 (Inception of Operations) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 25, 2011

## TBG CAPITAL, INC.
### (A DEVELOPMENT STAGE COMPANY)

### STATEMENT OF FINANCIAL CONDITION

| | December 31, 2010 |
|---|---|
| **ASSETS** | |
| Cash | $ 41,204 |
| Transportation equipment (net of accumulated depreciation of $11,781) | 66,762 |
| Total assets | $ 107,966 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| Liabilities | |
| Accrued expenses | $ 7,300 |
| Stockholder's Equity | |
| Common shares, no par value, authorized; 200; issued and outstanding: 100 | 10 |
| Additional paid-in capital | 1,159,765 |
| Accumulated deficit during development stage | (1,059,109) |
| Total stockholder's equity | 100,666 |
| Total liabilities and stockholder's equity | $ 107,966 |

See accompanying notes to financial statements.

# TBG CAPITAL, INC.
## (A DEVELOPMENT STAGE COMPANY)

## STATEMENT OF OPERATIONS

**Year Ended December 31, 2010 and Period from January 30, 2009 (Inception of Operations) to December 31, 2010**

| | Year Ended December 31, 2010 | Period from January 30, 2009 (Inception of Operations) to December 31, 2010 |
|---|---|---|
| **Expenses** | | |
| Salaries and payroll taxes | $ 397,654 | $ 593,163 |
| Rent | 104,500 | 204,500 |
| Professional fees | 48,806 | 65,276 |
| Depreciation | 11,781 | 11,781 |
| Other expenses | 102,067 | 184,389 |
| **Total expenses and net loss** | $ 664,808 | $ 1,059,109 |

See accompanying notes to financial statements.

## TBG CAPITAL, INC.
### (A DEVELOPMENT STAGE COMPANY)

### STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2010 and Period from
January 30, 2009 (Inception of Operations) to December 31, 2010

| | Common Shares | | | | |
|---|---|---|---|---|---|
| | Number of Shares | Amount | Additional Paid-In Capital | Accumulated Deficit during Development Stage | Total |
| Capital contributions | 100 | $ 10 | $ 429,815 | $ - | $ 429,825 |
| Net loss | - | - | - | (394,301) | (394,301) |
| Balance at December 31, 2009 | 100 | 10 | 429,815 | (394,301) | 35,524 |
| Additional paid-in contributions | - | - | 729,950 | - | 729,950 |
| Net loss | - | - | - | (664,808) | (664,808) |
| Balance at December 31, 2010 | 100 | $ 10 | $ 1,159,765 | $ (1,059,109) | $ 100,666 |

See accompanying notes to financial statements.

# TBG CAPITAL, INC.
## (A DEVELOPMENT STAGE COMPANY)

## STATEMENT OF CASH FLOWS

**Year Ended December 31, 2010 and Period from January 30, 2009 (Inception of Operations) to December 31, 2010**

| | Year Ended December 31, 2010 | Period from January 30, 2009 (Inception of Operations) to December 31, 2010 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ (664,808) | $ (1,059,109) |
| Adjustments to reconcile net loss to cash used in operating activities: | | |
| Depreciation | 11,781 | 11,781 |
| Changes in operating assets and liabilities: | | |
| Proceeds from due from employee | 20,000 | - |
| Accrued expenses | 6,300 | 7,300 |
| **Net cash used in operating activities** | (626,727) | (1,040,028) |
| **Cash flows used in investing activities** | | |
| Purchase of automobile | (78,543) | (78,543) |
| **Cash flows from financing activities** | | |
| Proceeds for common stock | - | 10 |
| Additional paid-in contributions | 729,950 | 1,159,765 |
| **Cash flows provided by financing activities** | 729,950 | 1,159,775 |
| **Net change in cash** | 24,680 | 41,204 |
| **Cash,** beginning of period | 16,524 | - |
| **Cash,** end of period | $ 41,204 | $ 41,204 |

See accompanying notes to financial statements.

## 1. Nature of Operations and Summary of Significant Accounting Policies

*Nature of Operations*

TBG Capital Inc. (the "Company") was formed under the laws of the State of New York on January 30, 2009 and is a wholly owned subsidiary of The Balloch Group Ltd (BVI) (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities and has been a member of the Financial Industry Regulatory Authority ("FINRA") since April 8, 2010. The activities of broker-dealers are regulated by industry rules developed through the Securities Exchange Act of 1934 and rules and regulations of FINRA. The Company operates under the exemptive provisions of SEC Commission Rule 15c3-3(k)(2)(ii). The Company does not maintain possession or control of any customer funds or securities and is exempt from requirements of SEC Rule 15c3-3(k)(2)(ii).

The Company is a development stage company and did not generate any revenue during the reporting periods.

The Company provides investment banking services, specializing in debt and equity structuring services, debt and equity capital placement, and financial advisory services to select institutions and/or public companies.

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

*Concentration of Credit Risk*

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances in banks which at times may be in excess of the Federal Deposit Insurance Corporation (FDIC) insured limits.

Depreciation

Transportation equipment is valued at cost. Depreciation is computed using the straight-line method over the estimated usefully life of 5 years.

*Income Taxes*

Deferred tax assets and liabilities are measuring using the tax rates that apply to taxable income in the period in which the deferred tax asset or liability is expected to be realized or paid. Valuation allowances are established to reduce deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized.

**1. Nature of Operations and Summary of Significant Accounting Policies (Continued)**

*Income Taxes (Continued)*

The differences are primarily due to the use of the cash method of accounting for income tax reporting and capitalized start up expenditure for income tax reporting.

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending stockholder's equity. Based on its analysis, the Company's management has determined it has not incurred any liability for unrecognized tax benefits as of December 31, 2010. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2010.

As of December 31, 2010, no recognition has been given to the recordation of any temporary differences.

**2. Transportation Equipment**

Transportation equipment consists of the following:

| | | |
|---|---|---|
| Automobile | $ | 78,543 |
| Less: Accumulated depreciation | | (11,781) |
| | $ | 66,762 |

Depreciation expense for the year ended December 31, 2010 and for the period from January 30, 2009 (Inception of Operations) to December 31, 2009 was $11,781.

**3. Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% aggregate indebtedness or $5,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2010, the Company's net capital was $33,904, which exceeded the requirement by $28,904. The Company's ratio of aggregate indebtedness to net capital was 0.22 to 1.

## 4. Commitments

The Company leases its office space under an operating lease for a term that is renewable on a year to year basis for five years expiring December 31, 2011. Monthly rental payments were $12,500 from January 1, 2010 to May 31, 2010 and $6,000 monthly effective from June 1, 2010. The Company and its lessor have the right to terminate this agreement upon ninety-day written notice.

Future minimum lease payments are as follows:

| Year | Amount |
|---|---|
| 2011 | $ 72,000 |

For the year ended December 31, 2010 and for the period from January 30, 2009 (Inception of Operations) to December 31, 2010, rent and occupancy costs aggregated $104,500 and $204,500, respectively.

## 5. Subsequent Events

On December 2, 2010, the Parent entered into a Stock Purchase and Sale Agreement with an individual to sell its interest in the Company. The sale and change of ownership was consummated on January 14, 2011 and as of such date, the Company's Chief Executive Officer became the sole stockholder.

# TBG CAPITAL, INC.
**(A DEVELOPMENT STAGE COMPANY)**

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**

| | | December 31, 2010 |
|---|---|---|
| **Total stockholder's equity** | | $ 100,666 |
| **Deductions** | | |
| Non-allowable assets: | | |
| Transportation equipment, net | $ 66,762 | |
| Total non-allowable assets | | 66,762 |
| **Net capital** | | $ 33,904 |
| **Aggregate indebtedness** | | |
| Accrued expenses | 7,300 | |
| | | $ 7,300 |
| **Computation of basic net capital requirement** | | |
| Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital) | | $ 5,000 |
| **Excess net capital** | | $ 28,904 |
| **Percentage of aggregate indebtedness to net capital** | | 21.53% |

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2010.

TBG CAPITAL, INC.
(A DEVELOPMENT STAGE COMPANY)

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

DECEMBER 31, 2010

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

330 7th Avenue
Suite 202
New York, NY 10001
212.867.1319

# SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

To the sole Stockholder of
**TBG Capital, Inc.**

In planning and performing our audit of the financial statements of **TBG Capital Inc.** (a development stage company) (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting, as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 25, 2011

# TBG CAPITAL, INC.
## (A DEVELOPMENT STAGE COMPANY)

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(e)(4) AND SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

DECEMBER 31, 2010

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

330 7th Avenue
Suite 202
New York, NY 10001
212.867.1319

# INDEPENDENT ACCOUNTANTS' REPORT ON AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the sole Stockholder of
**TBG Capital, Inc.**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Securities Investor Protection Corporation Form SIPC-7 ("Form SIPC-7") and provided a summary of payments on the accompanying Schedule of Securities Investor Protection Corporation Assessments and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010,, which were agreed to by **TBG Capital, Inc.** (a development stage company) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other state regulatory authorities, solely to assist you and the other specified parties in evaluating **TBG Capital, Inc.** compliance with the applicable instructions of the Form SIPC-7. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(i) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries which included check register and copies of checks, noting no differences;

(ii) Compared the amounts reported on the audited Form X-17A-5 for the fiscal year ending December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the same period, noting no differences;

(iii) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

(iv) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 25, 2011

# TBG CAPITAL, INC.
**(A DEVELOPMENT STAGE COMPANY)**

**SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS**

**December 31, 2010**

| | Date Paid or Filed | Payment Made | Annual Assessment per Report |
|---|---|---|---|
| SIPC-6 general assessment for the first half of the year ended December 31, 2010 | July 12, 2010 | $ 150.00 | $ - |
| SIPC-7 general assessment for the fiscal year ended December 31, 2010 (overpayment) | February 17, 2011 | (150.00) | - |
| | | $ - | $ - |

Name of collection agent: Financial Industry Regulatory Authority

See accompanying Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation pursuant to Securities and Exchange Commission Rule 17a-5(e)(4).